March 11, 2025

Timothy Kraus
Senior Vice President and Chief Financial Officer
Dana Inc.
3939 Technology Drive
Maumee, OH 43537

       Re: Dana Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 8-K Furnished February 20, 2025
           File No. 001-01063
Dear Timothy Kraus:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Note 1. Organization and Summary of Significant Accounting Policies Supplier finance programs, page 38

1. We note that you participate in supplier finance programs whereby certain suppliers may sell their right to your payment obligations to participating financial institutions.
       Please provide the related disclosures set forth in ASC 405-50-50-3. Form 8-K Furnished February 20, 2025
Exhibit 99.1, page 1

2. We note that you present Adjusted EBITDA margin without presenting a comparative
       GAAP measure. Please revise future filings to present the GAAP measure, which appears to be net income (loss) margin, with equal or greater prominence. Refer to
       Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) of the Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures ("Non-
       GAAP C&DI's").
 March 11, 2025
Page 2

3. For each non-GAAP measure, please ensure you present the most directly comparable
       GAAP measure with equal or greater prominence. Refer to instruction 2 to
Item 2.02
       of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10(a)-(b) of
       the Non-GAAP C&DI's. We note that you present free cash flow in the introductory bullets without referencing operating cash flows, that you discuss Adjusted EBITDA on pages 1 and 2 prior to a discussion of GAAP net income (loss), and that certain non-GAAP reconciliations begin with a non-GAAP measure, such as total Segment
       EBITDA, instead of the GAAP measure. Apply this comment to the earnings conference call slides included in your earnings releases, including your disclosures
       on slides 4, 8-12, and 14-15.
4. We note that you present Segment EBITDA on a consolidated and segment basis.
       Athough Segment EBITDA on a segment basis is a disclosure required by ASC 280 in the notes to the financial statements, the presentation on a consolidated basis outside of the segment footnote is a non-GAAP measure. Please revise to properly identify consolidated Segment EBITDA as a non-GAAP measure and ensure that you provide all related disclosures required by Item 10(e) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at
202-551-3629
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing